Exhibit 99.1

MY Announces Registration and Issuance of Up To RMB1.0 Billion Three-Year

Medium-Term Notes

ZHONGSHAN, China, January 17, 2012 /PRNewswire-Asia/ — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced that one of its primary operating subsidiaries, Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“GMWP”), has successfully registered its plans to issue RMB1.0 billion RMB-denominated unsecured three-year medium-term notes (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”). The Company further announced that under the Registered Issue, GMWP has successfully completed the issuance of up to RMB1.0 billion unsecured medium-term notes (the “Tranche”) on January 13, 2012 that will mature on January 12, 2015. The Tranche bears a fixed annual interest rate of 8.5%.

China Construction Bank Corp. acted as lead underwriter and bookrunner for the Registered Issue. The proceeds will primarily be used to enhance GMWP’s working capital.

“Under the current domestic and global macroeconomic environment, we are very pleased with the successful issuance of our medium-term notes,” said Mr. Zhang Chuanwei, chairman and chief executive officer of Ming Yang. “This will facilitate further business expansion, and help Ming Yang to continue to deliver innovative business models for our customers, and to further help us gain market share.”

Relevant legal documentation, including the offering circular and issuance announcement of the Tranche are published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn). The Registered Issue is conducted solely in the PRC, and the financial statements of GMWP prepared in accordance with China Accounting Standards for Business Enterprises (“PRC GAAP”) is included in the medium-term notes offering prospectus. Investors in the ADSs of the Company should refer to the financial statements of the Company prepared in accordance with IFRSs before making any investment decisions.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy,” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity in 2010. For further information, please visit the Company’s website: http://ir.mywind.com.cn.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Calvin Lau

Phone: + 86-760-2813-8898

Email: calvin.lau@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

Pamela Leung

Phone: +852-2530-0228

Email: hkg.mingyang@fleishman.com

SOURCE: China Ming Yang Wind Power Group Limited